UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)

TRANSMERIDIAN EXPLORATION INCORPORATED

(Name of Issuer)

COMMON STOCK, PAR VALUE $0.0006 PER SHARE

(Title of Class of Securities)

89376N 10 8

(CUSIP Number)

Lorrie T. Olivier

c/o Transmeridian Exploration Incorporated

397 N. Sam Houston Pkwy E., Suite 300

Houston, Texas 77060

(281) 999-9091

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

December 1, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

CUSIP No. 89376N 10 8

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Lorrie T. Olivier
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF, PF, OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 1,660,262
8. Shared Voting Power 16,578,657
9. Sole Dispositive Power 1,660,262
10. Shared Dispositive Power 16,578,657

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 18,238,919
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 17.8%
14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 89376N 10 8

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). The Olivier Family Living Trust
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF, OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Texas

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 11,374,957
8. Shared Voting Power 0
9. Sole Dispositive Power 11,374,957
10. Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 11,374,957
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 11.2%
14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 89376N 10 8

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). JMJC Investments, Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF, PF, OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 3,800,000
8. Shared Voting Power 0
9. Sole Dispositive Power 3,800,000
10. Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,800,000
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 3.8%
14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 89376N 10 8

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Colamer Ltd.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF, PF, OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Columbia

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 733,700
8. Shared Voting Power 0
9. Sole Dispositive Power 733,700
10. Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 733,700
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 0.7%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 89376N 10 8

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Greencove Holdings
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF, PF, OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 670,000
8. Shared Voting Power 0
9. Sole Dispositive Power 670,000
10. Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 670,000
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 0.7%
14.	Type of Reporting Person (See Instructions) PN

This Amendment No. 1 amends certain items of the Schedule 13D filed on May 24, 2004 by Lorrie T. Olivier and the other reporting persons listed therein (the “Original Schedule 13D”) to report the purchase or other acquisition of additional shares of the Issuer’s Common Stock and related matters. Capitalized terms not otherwise defined herein have the meanings set forth in the Original Schedule 13D.

(a) Item 1 of the Original Schedule 13D is amended and restated to read in its entirety as follows:

Item 1.	Security and Issuer

This Statement on Schedule 13D relates to the common stock, $0.0006 par value per share (“Common Stock”), of Transmeridian Exploration Incorporated (the “Issuer”). The executive offices of the Issuer are located at 397 N. Sam Houston Pkwy E., Suite 300, Houston, Texas 77060.

(b) Item 2 of the Original Schedule 13D is amended and restated to read in its entirety as follows:

Item 2.	Identity and Background

Pursuant to Rule 13d-1(k)(1) of the Act, this statement is filed on behalf of the following individuals and entities (such persons being referred to collectively herein as the “Reporting Persons” and each as a “Reporting Person”):

LORRIE T. OLIVIER is a citizen of the United States and his principal occupation is President, Chief Executive Officer and Chairman of the Board of the Issuer, which is engaged in the business of exploring for, developing and producing oil and natural gas. Mr. Olivier’s principal business address is c/o Transmeridian Exploration Incorporated, 397 N. Sam Houston Pkwy E., Suite 300, Houston, Texas 77060. As of the date of this Schedule 13D, Mr. Olivier owned voting control of JMJC Investments, Inc. and of Colamer Ltd. and was the sole trustee of the Olivier Family Living Trust. During the last five years Mr. Olivier has not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

THE OLIVIER FAMILY LIVING TRUST is a trust established under the laws of the state of Texas (the “Olivier Trust”). The principal business of the Olivier Trust is to hold investments and other holdings for and on behalf of the beneficiaries of the Olivier Trust. As of the date of this Schedule 13D, Mr. Olivier is the sole trustee of the Olivier Trust. The Olivier Trust’s principal business address is c/o Transmeridian Exploration Incorporated, 397 N. Sam Houston Pkwy E., Suite 300, Houston, Texas 77060. See Exhibit A for information concerning the name, citizenship, business address and principal occupation of the sole trustee of the Olivier Trust. During the last five years, neither the Olivier Trust nor the sole trustee of the Olivier Trust has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

JMJC INVESTMENTS, INC. is a corporation organized under the laws of the British Virgin Islands (“JMJC”). The principal business of JMJC is investments. As of the date of this Schedule 13D, Mr. Olivier owns a controlling interest in JMJC. JMJC’s principal business address is c/o Transmeridian Exploration Incorporated, 397 N. Sam Houston Pkwy E., Suite 300, Houston, Texas 77060. See Exhibit A for information concerning the name, citizenship, residence or business address and principal occupation or employment of each executive officer and director of JMJC. During the last five years, neither JMJC nor any of the persons listed on Exhibit A affiliated with JMJC has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

COLAMER LTD. is a limited partnership organized under the laws of Colombia (“Colamer”). The principal business of Colamer is investments. As of the date of this Schedule 13D, Mr. Olivier owns a controlling interest in Colamer. Colamer’s principal business address is c/o Transmeridian Exploration Incorporated, 397 N. Sam Houston Pkwy E., Suite 300, Houston, Texas 77060. See Exhibit A for information concerning the name, citizenship, residence or business address and principal occupation or employment of each executive officer and director of Colamer. During the last five years, neither Colamer nor any of such persons listed on Exhibit A affiliated with Colamer has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

GREENCOVE HOLDINGS is a limited partnership organized under the laws of the British Virgin Islands (“Greencove”). The principal business of Greencove is investments. As of the date of this Schedule 13D, Mr. Olivier owns a controlling interest in Greencove. Greencove’s principal business address is c/o Transmeridian Exploration Incorporated, 397 N. Sam Houston Pkwy E., Suite 300, Houston, Texas 77060. See Exhibit A for information concerning the name, citizenship, residence or business address and principal occupation or employment for executive officer and director of Greencove. During the last five years, neither Greencove nor any of such persons listed on Exhibit A affiliated with Greencove has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

(c) Item 3 of the Original Schedule 13D is supplemented as follows with respect to purchases and other acquisitions by the Reporting Persons of the Issuer’s Common Stock made since the filing of the Original Schedule 13D on May 24, 2004:

Item 3.	Source and Amount of Funds or Other Consideration

Purchases by Mr. Olivier:

Between July 29, 2004 and August 10, 2004, in a series of 12 open market transactions, Mr. Olivier purchased an aggregate 55,000 shares of the Issuer’s Common Stock for total consideration of approximately $49,705. Such amounts were paid from Mr. Olivier’s personal funds.

On November 17, 2004, Mr. Olivier was granted options to purchase an aggregate 100,000 shares of the Issuer’s Common Stock at a per-share exercise price of $1.50. Two-thirds of these options have vested, and the remaining one-third will vest in May 2007. As of the date of this Schedule 13D, none of these options have been exercised.

Effective June 9, 2005, Mr. Olivier acquired Greencove (one of the “Reporting Persons” herein), which is the holder of 670,000 shares of the Issuer’s Common Stock, in a private transaction for an aggregate purchase price of $1,200,000. Such amount was paid from Mr. Olivier’s personal funds.

On May 17, 2005, Mr. Olivier was granted options to purchase an aggregate 400,000 shares of the Issuer’s Common Stock at a per-share exercise price of $1.61. Two-thirds of these options have vested, and the remaining one-third will vest in December 2007. As of the date of this Schedule 13D, none of these options have been exercised.

On January 26, 2006, Mr. Olivier was granted 31,250 shares of the Issuer’s Common Stock for total consideration of approximately $187,500. Such amount was paid from Mr. Olivier’s personal funds.

On January 26, 2006, Mr. Olivier was granted options to purchase an aggregate 350,000 shares of the Issuer’s Common Stock at a per-share exercise price of $5.98. One-third of these options have vested, another one-third will vest in July 2007 and the remaining one-third will vest in July 2008. As of the date of this Schedule 13D, none of these options have been exercised.

Between August 11, 2006 and August 25, 2006, in a series of three open market transactions, Mr. Olivier purchased an aggregate 83,650 shares of the Issuer’s Common Stock for total consideration of approximately $343,998, which amount was paid from Mr. Olivier’s personal funds.

On August 17, 2006 and August 30, 2006, Mr. Olivier purchased, for total consideration of $148,380 (which amount was paid from Mr. Olivier’s personal funds), warrants to purchase an aggregate 100,000 shares of the Issuer’s Common Stock; the current per-share exercise price of the warrants, which are exercisable at any time, is $3.68.

On December 1, 2006, Mr. Olivier purchased, for total consideration of $4,100,000 (which amount was paid from Mr. Olivier’s personal funds), 41,000 shares of the Issuer’s 15% Senior Redeemable Convertible Preferred Stock (the “Preferred Stock”); each share of the Preferred Stock is initially convertible, at any time, into 22.222 shares of the Issuer’s Common Stock.

Purchases by the Olivier Trust:

On May 7, 2005, the Olivier Trust was granted 100,000 shares of the Issuer’s Common Stock for total consideration of approximately $150,000, which amount was paid from the Olivier Trust’s funds.

(d) Item 4 of the Original Schedule 13D is amended and restated to read in its entirety as follows:

Item 4.	Purpose of Transaction

The shares of the Issuer’s Common Stock were acquired by each of the Reporting Persons for investment purposes only.

No Reporting Person has any plans or proposals which relate to or would result in (a) the acquisition by any person of additional securities of the Issuer or the disposition of any such securities, (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries, (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries, (d) any change in the present board of directors or management of the Issuer, (e) any material change in the present capitalization or dividend policy of the Issuer, (f) any other material change in the Issuer’s business or corporate structure, (g) any other material change in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person, (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association, (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act or (j) any action similar to any of those enumerated in (a) through (i) above.

(e) Item 5 of the Original Schedule 13D is amended and restated to read in its entirety as follows:

Item 5.	Interest in Securities of the Issuer

(a)-(b) As of the date of this Schedule 13D, Mr. Olivier, as the sole trustee of the Olivier Trust and through his ownership and/or control of JMJC, Colamer and Greencove, is deemed to beneficially own 18,238,919 shares of the Common Stock of the Issuer. The number of shares of Common Stock of the Issuer outstanding as of December 15, 2006, was 101,245,877. Based upon such total shares, Mr. Olivier may be deemed to be the beneficial owner of approximately 17.8% of the Common Stock of the Issuer outstanding as of that date.

The information set forth on the cover pages of this Schedule 13D regarding the Reporting Persons’ respective beneficial ownership of the Issuer’s Common Stock and each Reporting Person’s voting power and dispositive power with respect to the Issuer’s Common Stock beneficially owned by such Reporting Person is incorporated herein by reference.

The number of Shares beneficially owned by each of the Reporting Persons and the percentage of outstanding shares represented thereby have been computed in accordance with Rule 13d-3 under the Act.

(c) Except for the transactions reported in this Statement, no transactions in the Issuer’s Common Stock were effected by Mr. Olivier or any of the other Reporting Persons directly or indirectly during the past 60 days.

(d) Other than as disclosed herein, no other person has the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, the shares of the Issuer’s Common Stock disclosed in this Schedule 13D.

(e) Not applicable.

(f) Item 6 of the Original Schedule 13D is amended and restated to read in its entirety as follows:

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Mr. Olivier is the President, Chief Executive Officer and Chairman of the Board of the Issuer. Except as described in the immediately following paragraph, there exist no contracts, arrangements, understandings or relationships (legal or otherwise) between Mr. Olivier or any other Reporting Person with respect to any securities of the Issuer, including but not limited to transfer or voting of any such securities, finders fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

On September 22, 2006, the Olivier Trust borrowed on a non-recourse basis the principal sum of approximately $6.6 million (the “Loan”) from a non-affiliated lender (the “Lender”). The Loan matures on August 18, 2009. As collateral for the Loan, the Olivier Trust pledged to the Lender 2,700,000 shares of the Issuer’s Common Stock (the “Pledged Shares”). The Loan and pledge provide that if the Olivier Trust fails to repay the Loan at maturity, or if an event of default on the Loan occurs at an earlier date, the Lender may sell the Pledged Shares to satisfy the unpaid balance of the amount owed on the Loan; however, the Olivier Trust would not generally be liable for any deficiency if the Pledged Shares, or proceeds from the sale thereof, is not sufficient to satisfy in full all amounts owed on the Loan. Prior to the occurrence of an event of default, the Olivier Trust retains voting power over the Pledged Shares and the right to receive any dividends or distributions on the Pledged Shares.

Item 7.	Material to be Filed as Exhibits

Exhibit A - Officers and Directors of Reporting Persons

Exhibit B - Agreement Relating to Joint Filing of Schedule 13D

Signature

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: December 21, 2006

Signature:	/s/ Lorrie T. Olivier
Name:	Lorrie T. Olivier

THE OLIVIER FAMILY LIVING TRUST

By:	/s/ Lorrie T. Olivier
Name:	Lorrie T. Olivier
Title:	Trustee

JMJC INVESTMENTS, INC.

By:	/s/ Lorrie T. Olivier
Name:	Lorrie T. Olivier
Title:	Secretary/Treasurer

COLAMER LTD.

By:	/s/ Lorrie T. Olivier
Name:	Lorrie T. Olivier
Title:	Managing Partner

GREENCOVE HOLDINGS

By:	/s/ Lorrie T. Olivier
Name:	Lorrie T. Olivier
Title:	Managing Partner

EXHIBIT A

EXECUTIVE OFFICERS, DIRECTORS AND CONTROLLING PERSONS OF

THE REPORTING PERSONS NAMED IN ITEM 2

EXECUTIVE OFFICERS AND DIRECTORS OF JMJC INVESTMENTS, INC.

Executive Officers of JMJC Investments, Inc.:

Name	Present Principal Occupation	Citizenship
Jennifer Olivier	Interior Design	USA
Lorrie T. Olivier	President, Chief Executive Officer and Chairman of the Board of the Issuer (a business engaged in exploring for, developing and producing oil and natural gas)	USA
Carly Olivier	Housewife	USA

Board of Directors of JMJC Investments, Inc.:

Name	Present Principal Occupation	Citizenship
Jason Olivier	Engineer	USA
Mark Olivier	Accountant	USA
Jennifer Olivier	Interior Design	USA
Lorrie T. Olivier	President, Chief Executive Officer and Chairman of the Board of the Issuer (a business engaged in exploring for, developing and producing oil and natural gas)	USA
Carly Olivier	Housewife	USA

The business address of each of the executive officers and directors of JMJC Investments, Inc. is c/o Transmeridian Exploration Incorporated, 397 N. Sam Houston Pkwy E., Suite 300, Houston, Texas 77060.

EXECUTIVE OFFICERS AND DIRECTORS OF COLAMER LTD.

Executive Officers of Colamer Ltd.:

Name	Present Principal Occupation	Citizenship
Jason Olivier	Engineer	USA
Mark Olivier	Accountant	USA
Lorrie T. Olivier	President, Chief Executive Officer and Chairman of the Board of the Issuer (a business engaged in exploring for, developing and producing oil and natural gas)	USA

Board of Directors of Colamer Ltd.:

Name	Present Principal Occupation	Citizenship
Jason Olivier	Engineer	USA
Mark Olivier	Accountant	USA
Lorrie T. Olivier	President, Chief Executive Officer and Chairman of the Board of the Issuer (a business engaged in exploring for, developing and producing oil and natural gas)	USA

The business address of each of the executive officers and directors of Colamer Ltd. is c/o Transmeridian Exploration Incorporated, 397 N. Sam Houston Pkwy E., Suite 300, Houston, Texas 77060.

TRUSTEE OF THE OLIVIER FAMILY LIVING TRUST:

Name	Present Principal Occupation and Business Address	Citizenship
Lorrie T. Olivier	President, Chief Executive Officer and Chairman of the Board of the Issuer (a business engaged in exploring for, developing and producing oil and natural gas) - c/o Transmeridian Exploration Incorporated, 397 N. Sam Houston Pkwy E., Suite 300, Houston, Texas 77060	USA

EXECUTIVE OFFICERS AND DIRECTORS OF GREENCOVE HOLDINGS

Executive Officers of Greencove Holdings:

Name	Present Principal Occupation	Citizenship
Lorrie T. Olivier	President, Chief Executive Officer and Chairman of the Board of the Issuer (a business engaged in exploring for, developing and producing oil and natural gas) – 397 N. Sam Houston Pkwy E., Suite 300, Houston, Texas 77060	USA

Board of Directors of Greencove Holdings:
Name	Present Principal Occupation	Citizenship
Lorrie T. Olivier	President, Chief Executive Officer and Chairman of the Board of the Issuer (a business engaged in exploring for, developing and producing oil and natural gas) – 397 N. Sam Houston Pkwy E., Suite 300, Houston, Texas 77060	USA

The business address of each of the executive officers and directors of Greencove Holdings is c/o Transmeridian Exploration Incorporated, 397 N. Sam Houston Pkwy E., Suite 300, Houston, Texas 77060.

EXHIBIT B

AGREEMENT RELATING TO JOINT FILING OF SCHEDULE 13D

The undersigned hereby agree that a joint statement on Schedule 13D be filed on behalf of all the undersigned with respect to the securities of Transmeridian Exploration Incorporated.

Date: December 21, 2006	Signature:	/s/ Lorrie T. Olivier
	Name:	Lorrie T. Olivier

Date: December 21, 2006	THE OLIVIER FAMILY LIVING TRUST

	By:	/s/ Lorrie T. Olivier
	Name:	Lorrie T. Olivier
	Title:	Trustee

Date: December 21, 2006	JMJC INVESTMENTS, INC.

	By:	/s/ Lorrie T. Olivier
	Name:	Lorrie T. Olivier
	Title:	Secretary/Treasurer

Date: December 21, 2006	COLAMER LTD.

	By:	/s/ Lorrie T. Olivier
	Name:	Lorrie T. Olivier
	Title:	Managing Partner

Date: December 21, 2006	GREENCOVE HOLDINGS

	By:	/s/ Lorrie T. Olivier
	Name:	Lorrie T. Olivier
	Title:	Managing Partner